SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                                  Dynegy Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   26817G300
                                 (CUSIP Number)

                               Keith L. Schaitkin
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 9, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 8, 2010 by the Reporting Persons (the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by Dynegy Inc. (the "Issuer") and as amended by Amendment Number One, Amendment Number Two, Amendment Number Three, Amendment Number Four, Amendment Number Five and Amendment Number Six, is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is amended by adding the following:

     On March 8, 2011, the Reporting Persons entered into a letter agreement with the Issuer pursuant to which the Issuer waived Section 203 of the Delaware General Corporation Law in order to allow the Reporting Persons to own and acquire voting stock of the Issuer up to, but not exceeding, 19.99999% of the outstanding voting stock of Dynegy.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is amended by adding the following:

     Exhibit I     Letter Agreement between the Issuer and the Reporting Persons

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March  9,  2011

ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


     By:  /s/ Daniel  Ninivaggi
          --------------------
          Name:  Daniel  Ninivaggi
          Title:  President

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN






         [Signature Page of Schedule 13D Amendment No. 7 - Dynegy Inc.]

                                                                       EXHIBIT I


                                  CONFIDENTIAL

                              [Dynegy Letterhead]


IEH Merger Sub LLC
Icahn Enterprises Holdings L.P.
IEP Merger Sub Inc.
Icahn Partners LP
Icahn Partners Master Fund LP
Icahn Partners Master Fund II LP
Icahn Partners Master Fund III LP
High River Limited Partnership
Hopper Investments LLC
Barberry Corp.
Icahn Onshore LP
Icahn Offshore LP
Icahn Capital LP
IPH GP LLC
Icahn Enterprises L.P.
Icahn Enterprises G.P. Inc.
Beckton Corp.
Carl C. Icahn
c/o Icahn Enterprises Holdings L.P.
767 Fifth Avenue, 47th Floor
New York, NY 10153
Attention: Deputy General Counsel

                                 March 8, 2011

Dear Ladies and Gentlemen:

This letter agreement (this "Agreement") is made by and among IEH Merger Sub LLC, Icahn Enterprises Holdings L.P., IEP Merger Sub Inc., Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., Beckton Corp., Carl C. Icahn (the foregoing individuals and entities being collectively referred to herein as "Icahn" and each individually as a "Member"), and Dynegy Inc., a Delaware corporation ("Dynegy").

     1. Section 203 of the DGCL.

          Dynegy hereby represents and warrants that the Board of Directors of Dynegy (the "Board") has approved, for the purposes of Section 203 of the Delaware General Corporation Law ("DGCL"), from and after the date hereof, the Members collectively owning (as such term is defined under Section 203 of the DGCL) and acquiring voting stock of Dynegy in open market purchases, private transactions, the purchase or exercise of options, a tender offer or otherwise, up to, but not exceeding,
          19.99999 percent of the outstanding voting stock of Dynegy (the "Ownership Threshold"), and subject to such limitation, becoming an "interested stockholder" for purposes of Section 203 of the DGCL, and entering into and becoming bound by this Agreement (such approval, together with this Agreement, the "203 Waiver"). Dynegy further acknowledges and irrevocably agrees that the 203 Waiver includes the approval of the Board that Dynegy and the Board shall not, and Dynegy and the Board agree that they shall not, at any time reduce or otherwise modify the 203 Waiver, including but not limited to the Ownership Threshold, without the Members' prior written consent. The Members acknowledge that the 203 Waiver is limited as set forth in this Section 1 and is effective only to the extent of such limitation.

     2. Representations and Warranties.

               a) Each Member, on behalf of himself or itself, as applicable, represents and warrants that (i) each Member has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and (ii) this Agreement has been duly and validly authorized, executed and delivered by each Member, constitutes a valid and binding obligation and agreement of each Member and is enforceable against each Member in accordance with its terms.

               b) Dynegy hereby represents and warrants that (i) it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and (ii) this Agreement has been duly and validly authorized, executed and delivered by Dynegy, constitutes a valid and binding obligation and agreement of Dynegy and is enforceable against Dynegy in accordance with its terms.

     3. Notice. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or by overnight courier:

     if to Icahn or any Member:

     c/o Icahn Enterprises Holdings L.P.
     767 Fifth Avenue, 47th Floor
     New York, New York 10153
     Attention:  Deputy General Counsel
     Fax.: (212) 688-1158

     if to Dynegy to:

     Dynegy Inc.
     1000 Louisiana, Suite 5800
     Houston, TX 77002
     Attention:  General Counsel
     Fax:  (713) 356-2185

     with a copy to:

     Sullivan & Cromwell LLP
     125 Broad Street
     New York, NY  10004
     Attention:  Joseph B. Frumkin
                 Krishna Veeraraghavan
     Fax:  (212) 558-3588

     or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three
     (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile and received by 5:00 p.m. New York time on a business day (otherwise the next business day) (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

     4. Assignment. This Agreement shall not be assignable by operation of law or otherwise by a party without the consent of the other party. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the successors and assigns of each party to this Agreement.

     5. Amendment; Counterparts. Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each party hereto. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

     6. Waiver. Neither the failure nor any delay by a party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

     7. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

     8. Entire Agreement. This Agreement contains the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof.

     9. Remedies. The parties to this Agreement agree that irreparable damage would occur if any provision of this Agreement were not strictly performed in accordance with its terms and that each party to this Agreement shall be entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the performance of the provisions hereof in the Court of Chancery of the State of Delaware, in addition to any other remedy to which any party may be entitled at law or in equity.

     10. Jurisdiction. The parties to this Agreement agree that any suit, action or proceeding to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may be brought only in the Court of Chancery of the State of Delaware or a federal court located in Delaware, and each party irrevocably consents to the jurisdiction of such courts (and of the appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives any objection it may now or hereafter have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

     11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any conflict of law rules that would otherwise cause the application of the laws of any other state.

     Please acknowledge your agreement and acceptance of the foregoing by countersigning this letter in the space provided below.

Agreed and accepted:

DYNEGY INC.


By:  ________________________________
     Name:
     Title:

Accepted and agreed:

IEH MERGER SUB LLC                     ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises Holdings L.P.,   By: Icahn Enterprises G.P. Inc.,
    Its Sole Member                        Its General Partner
By: Icahn Enterprises G.P. Inc.,
    Its General Partner

By:  ______________________________    By:  ___________________________________
     Name:                                  Name:
     Title:                                 Title:

IEP MERGER SUB INC.                    ICAHN PARTNERS LP

By:  _____________________________     By:  ___________________________________
     Name:                                  Name:
     Title:                                 Title:

ICAHN PARTNERS MASTER FUND LP          ICAHN PARTNERS MASTER FUND II LP

By:  _____________________________     By:  ___________________________________
     Name:                                  Name:
     Title:                                 Title:

ICAHN PARTNERS MASTER FUND III LP      BARBERRY CORP.

By:  _____________________________     By:  ___________________________________
     Name:                                  Name:
     Title:                                 Title:

HIGH RIVER LIMITED PARTNERSHIP         HOPPER INVESTMENTS LLC
By: Hopper Investments LLC,            By: Barberry Corp., Its Sole Member
    Its General Partner
By: Barberry Corp., Its Sole Member

By:  _____________________________     By:  ___________________________________
     Name:                                  Name:
     Title:                                 Title:

ICAHN ONSHORE LP                       ICAHN OFFSHORE LP

By:  _____________________________     By:  ___________________________________
     Name:                                  Name:
     Title:                                 Title:

ICAHN CAPITAL LP                       IPH GP LLC

By:  _____________________________     By:  ___________________________________
     Name:                                  Name:
     Title:                                 Title:

ICAHN ENTERPRISES L.P.                 ICAHN ENTERPRISES G.P. INC.
By: Icahn Enterprises G.P. Inc.,
    Its General Partner

By:  _____________________________     By:  ___________________________________
     Name:                                  Name:
     Title:                                 Title:

BECKTON CORP.

By:  _____________________________     ________________________________________
     Name:                             CARL C. ICAHN
     Title: